September 14, 2011

Mr. Craig Ruckman
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Registration Statements on Form N-2 of Ramius IDF LLC (File No. 811-22494) and Ramius IDF Master Fund LLC (File No. 811-22493) (the "Funds")

Dear Mr. Ruckman:

Set forth below are the Funds' responses to the comments of the Staff of the Securities and Exchange Commission (the “Commission”) on registration statements (each, a "Registration Statement") filed by the Funds on Form N-2 under the Investment Company Act of 1940 ("1940 Act"), as contained in your letter dated February 8, 2011.

For your convenience, each of the Staff’s comments is set forth in italics below and followed by the Funds’ responses.

Capitalized terms used but not defined in this letter have the same meanings given in the Registration Statements.

I.	Status Questions under the 1933, 1934 and 1940 Acts

a. The Explanatory Note on the Facing Page of the registration statement states that interests in the Fund are being issued solely in private placement transactions that do not involve any "public offering" within the meaning of Section 4(2) of and/or Regulation D under the Securities Act of 1933.  It also states that investments in the Fund may only be made by certain life insurance companies and their separate accounts to fund benefits under variable annuity contracts and variable life insurance policies.  The same statement is made in the explanatory note on the facing page of the registration statement for the Master Fund.

Based on telephone conversations with you and John Jerow of your firm, we understand that offers of the variable annuity contracts and variable life insurance policies issued through the separate account will be made exclusively to accredited investors.  Please note this in the facing page of the registration statement of the Fund.

Since shares of the Master Fund are being offered to the Fund, please also review the statement in the registration statement for the Master Fund asserting that shares are being offered to insurers and their separate accounts.  In addition, please note in the facing page of the registration statement for the Master Fund that fund shares will be offered only to feeder funds whose shares are offered exclusively to accredited investors.

The requested changes have been made in the facing pages of the Registration Statements and the disclosure in the Master Fund's Registration Statement has been clarified to state that Master Fund Interests will also be offered to the Fund.

b. We understand from oral conversations that none of the separate accounts to which shares of the Fund will be offered will have more then 100 investors.  Please confirm this supplementally.

We confirm that the Funds will not offer Interests to any separate account that has more than 100 contract owners or policy holders, unless that separate account only has contract owners or policy holders who are "qualified purchasers" as defined in the 1940 Act.

c. The third paragraph of the Investment Objectives and Practices section of the registration statement's response to Item 8 states that the Fund will use best efforts to allocate assets of the Fund so that (i) no more than 55% of the value of the total assets of the Master Fund are represented by an investment in any one Investment Fund; (ii) no more than 70% are represented by investments in any two Investment Fund; (iii) no more than 80% are represented by investments in any three Investment Funds; and (iv) no more than 90% are represented by investments in any four Investment Funds.

We understand that the Investment Funds will be private investment companies generally relying on either Section 3(c)(1) or Section 3(c)(7) of the Investment Company Act of 1940 ("1940 Act").  The staff has previously stated that the percent of a collective investment vehicle's capital invested in a fund is relevant in deciding whether or not it is appropriate to look through the vehicle for purposes of determining the qualification of that fund for an exemption from the 1940 Act. See, e.g., Cornish and Carey (pub. avail. June 21, 1996), at 3 (noting that the percent of an investment vehicle's capital invested in a fund is relevant in deciding whether to look through the vehicle for purposes of Section 3(c)(1) of the 1940 Act; and American Bar Association (pub. avail. April 22, 1999), at 17 (noting that this analysis applied to determining the availability of an exemption under Section 3(c)(7) of the 1940 Act).  Please clarify supplementally the basis for your belief, communicated to us in oral conversations, that the Investment Funds qualify for an exemption under Sections 3(c)(1) or 3(c)(7).

The investment limitation described above were adopted by the Funds so as to assure participating insurance companies that the Master Fund’s investment portfolio will be managed consistent with the diversification requirements applicable to insurance company separate accounts set forth in Treasury Regulations Section 1.817-5(b).   The Master Fund does not intend to invest more than 10% of its assets in any single Investment Fund.  Accordingly, the Funds believe that they will not be deemed to be formed for the purpose of investing in any Investment Fund and that no Investment Fund will be required to “look through” to the owners of interests in the Funds in determining whether such Investment Fund may rely on Sections 3(c)(1) or 3(c)(7) of the 1940 Act.

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d. Please clarify supplementally whether the Investment Funds will register under section 12(g) of the Securities Act of 1934 and clarify supplementally the basis for your position.  Please provide the same information with respect to the unregistered separate accounts that will invest in the Fund.

The underlying Investment Funds and separate accounts, and not the Funds, are responsible for determining their own status under the 1940 Act.  Whether the separate accounts will register under Section 12(g) will depend on the number of investors they have.

II.	Item 3 - Fee Table

a. Footnote (3) to the Fee Table provides that "Other Expenses" include offering and organizational expenses of the Fund.  Disclosure in the paragraph immediately before the Example to the Fee Table states that the organizational and initial offering costs of the Fund and Master Fund are being borne by the Adviser and are not reflected in the table or example. Please reconcile these inconsistent statements.

Footnote 3 to the Fee Table has been revised to clarify that the organizational and offering costs of the Funds are being borne by the Adviser.

b. The Example to the Fee Table, which is incomplete, shows that the Fund will present the hypothetical cost of an investment in the Fund for 1-, 3-, and 5- year periods. Please also provide the cost of an investment for a 10-year period. See Item 3 of Form N-2.

The cost of an investment for a 10-year period has been added to the Registration Statements.

III.	Item 8 - General Description of the Registrant - Investment Objectives and Practices

a. The second paragraph of this section lists various investment strategies that may be employed by the investment funds, including equity- and credit-based directional, hedged and trading styles (which may include emerging markets); convertible/capital structure arbitrage; event-driven investing with respect to equity securities and distressed debt; fixed income relative value strategies and arbitrage; and discretionary global macro and commodity investments. For each of these investment strategies, please include a brief description of the particular investment strategy. Please also supplement the brief risk disclosure currently provided in the prospectus with more information on the corresponding risks by summarizing the relevant risk disclosure provided in the SAI in response to Form N-2, Item 17.

A brief description of each of these investment strategies, as well as additional risk disclosure has been added to Part A of the Registration Statements.

b. The fourth paragraph of this section states that the Fund will rely on "Members" to notify the Adviser of any changes in the diversification requirements set forth in Treasury Regulation Section 1.817-5(b). The Risk Factors subsection of the same section defines "Members" as the investors in the Fund. Please clarify supplementally whether this is what is intended and, if not, revise the disclosure accordingly.

3

We have clarified in the Registration Statements and Confidential Memoranda that the Master Fund will comply with applicable diversification requirements under Treasury Regulation Section 1.817-5(b) and have removed language stating that the Funds will rely on Members to notify the Adviser regarding changes in the diversification requirements.

c. In the seventh paragraph of this section, you disclose that the Master Fund will limit its investment position in one Investment Fund to less than 5% of the Investment Fund's outstanding voting securities, but that the Master Fund may purchase non-voting securities of, or irrevocably waive its right to vote its interests in, Investment Funds.

Please disclose any contractual arrangements under which the Funds would waive voting rights and who determines whether the Funds will waive voting rights (e.g. the Adviser or Directors). If the Adviser makes the determination, disclose whether the Directors have adopted any procedures for waiving voting rights. Please explain in this section whether the Adviser or Directors consider the interests of the Adviser or its other clients in determining whether to waive voting interests in Investment Funds. In addition, please clarify supplementally the basis for your belief that waiver of voting rights with respect to Investment Funds will in all cases be consistent with the Adviser's and Directors' fiduciary obligations to shareholders.

In order to facilitate investments in Investment Funds deemed by the Adviser to be attractive, the Master Fund may purchase non-voting securities of, or irrevocably waive its right to vote its interests in, Investment Funds.  The determination of whether to purchase non-voting securities or waive voting rights will be made by the Adviser.  The Master Fund has not adopted any specific procedures in this regard.  In making the determination of whether to purchase non-voting securities or to waive voting rights, the Adviser will consider all pertinent factors, including the potential detriment to the Master Fund of owning securities that do not have voting rights.  Revised disclosure has been added to the Registration Statements.

d. In the eighth paragraph the disclosure describes the ongoing monitoring that the Adviser will perform of the Investment Funds. Based on this disclosure it appears that the monitoring will focus on an evaluation of the Investment Funds' performance. Please provide additional disclosure regarding this monitoring function. Specifically, please note whether the Adviser will evaluate the operations of the Investment Funds, including valuation methodology, custody of securities holdings and a review of accounting practices. Please also provide more detail regarding the "periodic" nature of this review (e.g. monthly, quarterly, annually etc.).

The Funds' Confidential Memoranda provides more detailed information regarding the Adviser's monitoring of Investment Funds, including the Adviser's review of valuation practices, portfolio exposure and risk characteristics.  This disclosure has been added to the Registration Statements.

IV.	Item 8 - General Description of the Registrant — Risk Factors

a. Please include a brief discussion of the risk associated with the Adviser's ability to select appropriate Investment Funds (e.g. asset allocation risk).

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Additional risk disclosure has been added to the Registration Statements relating to the Adviser’s ability to select Investment Funds.

b. Please describe the risk to the Fund should any of the investing subaccounts lose the availability of, or no longer qualify for, any exemptions from registration under the 1940 Act, and thus be required to register as an investment company.

In the event a separate account is no longer able to rely on an exemption from registration, it would be required to register under the 1940 Act or liquidate.  In such case, it might no longer be permissible for the separate account to invest in the Funds.  This is a risk associated with separate accounts and is not a risk associated with an investment in the Funds.  The life insurance companies that invest in the Funds provide representations to the Funds that they are excluded from the definition of an "investment company" in reliance upon Section 3(c)(1) or Section 3(c)(7) of the 1940 Act.

c. The risk disclosure notes the special tax risks associated with investing in the Funds and then cross-references to the tax disclosure. Please specifically address the risks presented to investors by the tax status of the Funds and highlight in an appropriate manner the tax liability to investors.

The requested tax risk disclosure has been added to the Registration Statements.

d. The fourth bullet relating to the special risks of investing in Investment Funds states that the Master Fund relies primarily on information provided by Investment Managers in valuing its investments in Investment Funds. Please be advised that although the Master Fund will receive valuations from Investment Funds, it is not relieved of its obligation under Section 2(a)(41) of the 1940 Act to fair value its own securities. If the Master Fund believes that the valuations provided by Investment Funds are unreliable, it must adjust the valuations when determining the fair value of its interests. Please revise the disclosure to provide a complete description of the Master Fund's valuation policies. See, e.g., Salient Absolute Return Fund, Pre-effective amendment No. 3 on Form N-2 (filed March 31, 2010). Please supplementally provide a copy of the Master Fund's valuation procedures once they are adopted. The staff may have additional comments after reviewing your policies.

Disclosure from the Funds' Confidential Memoranda regarding the valuation of the investments in Investment Funds has been added to the Registration Statements.   A copy of the valuation procedures of the Funds is attached as Appendix A.

e. The first bullet under the heading concerning the risks of investing in a master/feeder arrangement states that the Fund does not have the right to withdraw its investment in the Master Fund and may only do so in connection with offers by the Master Fund to repurchase interests in the Master Fund from its members. In addition, the third to last bullet of the subsection states that the ability of the Master Fund to make offers to repurchase interests in the Master Fund may be affected by certain specified factors.

It is unclear from this disclosure whether or not the registrants contemplate making share repurchases. Please clarify this matter supplementally and, if so, please provide the disclosure about repurchases of shares specified in Guide 2 of Form N-2 and in the industry comment letter dated January 3, 1991. In addition, disclosure should be provided about applicable notice provisions and any other procedural and/or timing requirements for shareholders tendering their shares for repurchase or redemption. In your response, please also identify liquidity features of the contracts issued by the separate accounts, i.e., those relating to the surrender of separate account units by contract owners, and discuss how share repurchases may be structured to accommodate those provisions.

5

Disclosure from the Funds' Confidential Memoranda regarding repurchases of Interests has been added to the Registration Statements in response to the Staff’s comments.  This disclosure states that in determining whether to authorize an offer to repurchase Interests, the Board of Managers will also consider whether any Members have a need to withdraw capital from the Funds to pay benefits under variable annuity contracts or under variable life policies or to pay charges or fees relating to such contract or policies, or to effect surrender or transfer requests from the owners of variable annuity contracts or variable life policies (or their annuitants or beneficiaries).

V.	Item 10.4 - Taxes

a. Please include disclosure discussing how the partnership structure of the Funds impacts the tax status, if at all, of the investing separate accounts.

A separate account investing in the Funds will not be subject to tax provided it satisfies certain diversification requirements imposed by regulations adopted by the Department of the Treasury (see comment 1.c. above).  The Funds must satisfy the same diversification requirement whether or not they are taxed as partnerships or corporations.  Thus, the status of the Funds as partnerships for Federal tax purposes does not affect the tax status of a separate account.

VI.	Item 18 - Management

a. Please provide the disclosure required by Items 18.5(a), 18.6(b) and 18.17 of Form N-2.

The requested disclosure has been added to the Registration Statements.

In addition to the foregoing, the Funds acknowledge that:

•	The Funds are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

•	The Funds may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Funds believe that these responses fully address and are fully responsive to the Staff’s comments.  If you have any questions regarding this response or require further information, please call me at (212) 756-2533.  Thank you for your assistance regarding this matter.

Very truly yours, /s/ Kenneth S. Gerstein Kenneth S. Gerstein

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APPENDIX A

RAMIUS IDF LLC
RAMIUS IDF MASTER FUND LLC

VALUATION PROCEDURES

SECTION 1.    INTRODUCTION

The Board of Managers (the "Board," the members of which are referred to as the "Managers") of each of Ramius IDF LLC (the "Feeder Fund") and Ramius IDF Master Fund LLC (the "Master Fund" and, collectively with the Feeder Fund, the "Funds") has delegated to Ramius Alternative Solutions LLC (the "Adviser") general responsibility for determining, in accordance with the procedures set forth below (the "Procedures"), the value of the assets held by a Fund as of any day on which the net asset value ("NAV") is determined ("Valuation Date").  These Procedures, which have been approved by the Board, including a majority of the independent Managers1 of each Fund, are intended to guide the Adviser in fulfilling its responsibilities.

These Procedures recognize that, subject to the oversight of the Board and unless otherwise noted, primary responsibility for day-to-day valuation of a Fund's assets rests with the Adviser.  The Board also recognizes that the valuation of the investment funds (each, a "Portfolio Fund" and collectively, the "Portfolio Funds") in which a Fund invests rests with the manager of the Portfolio Fund ("Portfolio Manager") and that neither the Adviser nor the Board will be able to confirm independently the accuracy of valuations of such interests provided by such Portfolio Managers (which are unaudited, except for year-end valuations).  These Procedures (and Appendix A) shall be reviewed by the Board no less frequently than annually.  Furthermore, the Board recognizes that in a situation where a Portfolio Manager allocates a Portfolio Fund's assets to special investment accounts or "side pockets," the current fair value of the Master Fund's interest in that Portfolio Fund may not be accurately reflected in the Master Fund's and, thus, the Fund's net asset value.  This is because the Portfolio Manager's most recent computation of the fair value of the special investment account or "side pocket" may have last occurred a significant amount of time (i.e., as much as eleven months or longer) before the current monthly computation of the Fund's and the Master Fund's net asset value.  As a result, for any given month, the stated net asset value of the Master Fund and, thus, the Fund may, under certain circumstances, be higher or lower than the value that would otherwise have been utilized had the Portfolio Manager determined and reported the fair value of any "side pocket" as of the end of the most recent calendar month.

On an as needed basis, the Managers of a Fund may be called upon to resolve issues regarding valuation of the Fund's securities.  Those Managers in attendance, which shall be no fewer than 2, shall have the full authority of the Board to act as a valuation committee (the "Committee") for purposes of these Procedures.  Contacting Managers and scheduling a meeting shall be the responsibility of the Principal Manager of the Fund.

SECTION 2.    VALUATION STANDARDS

(a)           Portfolio Funds.  Each Fund's investments in Portfolio Funds shall be valued in accordance with these Procedures.

______________
1	The independent Managers are those Board members who are not "interested persons" of the Fund within the meaning of the Investment Company Act of 1940, as amended.

(b)           Master Fund.  The Feeder Fund's investments in the Master Fund shall be valued in accordance with these Procedures.

(c)           Other Portfolio Investments.  To the extent that a Fund holds any securities other than interests in Portfolio Funds or the Master Fund, the following standards apply.

(i)
Portfolio investments (which can include foreign currencies, options, futures contracts, swaps, collars, floors and other contracts relating to securities) ("securities") for which market quotations are readily available are to be valued at their current market value as of the Valuation Date in accordance with Section 3 below.

(ii)
Portfolio investments for which market quotations are not readily available are to be valued at fair value as determined by the Board or the Adviser as of the Valuation Date in accordance with Section 4 below ("Fair Value Determinations").

(d)           Other Assets and Liabilities.  Non-investment related assets (such as receivables and capitalized start-up costs) and liabilities (such as payables and borrowings by a Fund) are to be valued at their book value absent a determination by the Board or the Committee to value them on another basis.

SECTION 3.    ORDINARY PRICING PROCEDURES

(a)           Portfolio Funds.  Unless the Adviser is aware of information indicating that a value reported to the Fund by a Portfolio Manager or administrator does not accurately reflect the value of the Fund's interest in that Portfolio Fund, the Adviser will use as a basis for valuing the Fund's interest in a Portfolio Fund the value for such Portfolio Fund (whether estimated or final) as reported to the Fund by the Portfolio Manager (or the Portfolio Fund's administrator) no later than the previous calendar month.  Specific procedures for obtaining these valuations are as follows:

(i)           Initial Obligations of the Adviser.

•
Before investing in any Portfolio Fund, the Adviser will conduct a due diligence review of the valuation methodology utilized by the Portfolio Fund.  As a general matter, the Adviser shall seek to confirm that the Portfolio Fund is valued based on market values when available, and otherwise based on principles of fair value that the Adviser reasonably believes to be consistent with these Procedures as set forth in Section 4(g) below.

•
In the event a Portfolio Fund has authority to invest its assets in a special investment account or "side pocket," the Adviser, on behalf of the Master Fund, shall seek to "opt out" of participation in the special investment account or "side pocket" (to the extent the Portfolio Fund affords an opportunity to "opt out").  In the event that a Portfolio Manager allocates Portfolio Fund assets to a special investment account or "side pocket," the Portolio Manager will be required to: (i) provide net asset value determinations that are reflective of the most recently computed fair value of the special investment account or "side pocket" by the Portfolio Manager; and (ii) compute the fair value of the special investment account or "side pocket" on an annual basis.

•
Prior to or upon purchasing a security or other investment, the Adviser shall determine whether a Fair Value Determination will be required to value such instrument, considering the information provided by the Portfolio Fund and diligence obligations identified in these Procedures.

(ii)           Ongoing Obligations.

•	The Adviser shall seek to obtain from the Portfolio Funds estimated net asset value determinations on a monthly basis, generally within one or two weeks following the end of the month.

•
On a regular basis, the Adviser will assess the accuracy of valuations provided to it by Portfolio Funds through one or more of the following (i) analysis of its proprietary pier group model, (ii) discussions with the Portfolio Manager or (iii) analysis of audited financial statements of the Portfolio Fund (when available).  The Adviser will consider all other information in its possession relevant to the valuation of the Fund's interest in a Portfolio Fund.

•
If, in the Adviser's judgment, the Portfolio Fund has not provided timely or materially accurate monthly valuations, then the Adviser may, among other things, seek (i) documentation from the Portfolio Manager specifying the rationale for the valuation in question, (ii) an adjustment to the fair value reported by the Portfolio Fund (which adjustment must be done through the Procedures set forth in Section 4(f)) or (iii) to liquidate the Fund's investment in the Portfolio Fund.

•	Periodically, the Adviser shall reevaluate the valuation policies of each Portfolio Fund.

(b)           Interest in the Master Fund.  Unless the Adviser is aware of information indicating that a value reported to the Feeder Fund by the Master Fund does not accurately reflect the value of the Feeder Fund's interest in the Master Fund, the Adviser will use as a basis for valuing the Feeder Fund's interest in the Master Fund the value for the Master Fund (whether estimated or final) as reported to the Feeder Fund (by the Master Fund) no later than the previous calendar month.  Generally, the Master Fund shall provide estimated net asset value determinations to the Feeder Fund within two weeks following the end of the calendar month.  The Master Fund's net asset valuation shall generally be based on the values of its interests in Portfolio Funds, as determined in accordance with the Procedures set forth in Section 3(a) above.  In the event the Feeder Fund invests directly in securities, including a Portfolio Fund, the value of such securities shall be based on the Procedures described herein.

(c)           Securities on Domestic Exchanges.

(i)	Securities traded on a U.S. securities exchange (other than those traded on the National Association of Securities Dealers' Automated Quotation System ("NASDAQ")) shall be valued:

1.	at their last composite sale prices as reported on the exchanges where such securities are traded; or

2.
in the absence of any reported sale on a particular day, at their composite bid prices (for securities held long) or their composite ask prices (for securities held short), as reported by such exchanges.

(ii)	Securities traded on NASDAQ shall be valued:

1.
at the NASDAQ Official Closing Price ("NOCP") (which is the last trade price at or before 4:00:02 p.m. (Eastern Time) adjusted up to NASDAQ's best offer price if the last trade price is below such bid and down to NASDAQ's best offer price if the last trade is above such offer price); or

2.	if no NOCP is available, at the last sale price on the NASDAQ prior to the calculation of the NAV; or

3.	if no sale is shown on NASDAQ, at the bid price; or

4.	if no sale is shown and no bid price is available, the price will be deemed "stale" and the value will be determined in accordance with the fair valuation procedures set forth herein.

(d)           Securities on Foreign Exchanges.  Securities traded on a foreign securities exchange shall be valued:

(i)	at their last sale prices on the exchange where such securities are primarily traded; or

(ii)	in the absence of any reported sales on a particular day, at their bid prices (for securities held long) or their ask prices (for securities held short), as reported by that exchange.

(e)           Options and Futures Contracts.  Listed options and futures contracts shall be valued:

(i)	at their last sales prices as reported by the exchange with the highest reported daily volume for such options or futures contracts; or

(ii)	in the absence of any sales on a particular day, at their bid prices as reported by the exchange with the highest volume on the last day a trade was reported.

(f)           Other liquid securities.  Other securities for which market quotations are readily available shall be valued at their bid prices (for securities held long) or ask prices (for securities held short), as obtained from one or more dealers making markets for such securities.  If market quotations are not readily available, securities are valued at fair value in accordance with Section 4 below.

(g)           Debt Securities.  Debt securities (other than convertible debt securities) shall be valued in accordance with the procedures described above.  Certain debt securities may be valued by a pricing service which employs a matrix to determine valuations for normal institutional size trading units.  The reasonableness of valuations provided by any such pricing service will be reviewed periodically by the Board.

(h)           Short-term Debt Instruments.  Debt instruments with a remaining maturity of 60 days or less are valued by the amortized cost method unless the use of amortized cost would be inappropriate due to credit or other impairments.

(i)           Pricing Services.  The Funds generally do not utilize independent pricing services.  However, any such pricing service may, with the approval of the Board, be retained by the Adviser to provide valuations for a Fund's investments.  The reasonableness of valuations provided by any such pricing service will be reviewed no less frequently than annually by the Board.

(j)           Current Market Value Review.  The Adviser shall monitor the continuing appropriateness of the valuation methodology being used for each security and other investment.  If, in the judgment of the Adviser, the value of a security, including interests in a Portfolio Fund, as determined in accordance with the procedures specified above does not represent the fair market value of the security for any reason, the Adviser shall so inform the Principal Manager of the Fund and a meeting of the Committee shall be called to decide whether or not to make a Fair Value Determination.  No Fair Value Determination shall be made without consideration of any readily available market quotations.

(k)           Currency Conversions.  Prior to the calculation of a Fund's NAV, the value of all assets and liabilities expressed in foreign currencies shall be converted into U.S. dollar values at the foreign exchange rate provided by a pricing service compiled as of 4:00 p.m. London time.  If such quotations are not available, the rate of exchange shall be determined by the fair valuation process set forth in Section 4 below.

(l)           Material Subsequent Events.  Trading in non-U.S. securities generally is completed, and the values of such securities are determined, before the close of securities markets in the U.S.  Foreign exchange rates also are determined before such close.  Similarly, a Fund may hold securities traded on U.S. markets where the market may close early on a given day or may regularly close prior to calculation of the Fund's NAV.  On occasion, the values of securities and exchange rates may be affected by significant events occurring between the time as of which determination of such values or exchange rates are made and the time as of which the NAV of a Fund is determined ("Significant Events").  The Adviser will monitor for such Significant Events, that may call into question the reliability of market quotations.  Such events may include: situations relating to a single issue in a market sector (such as corporate actions, corporate announcements, litigation, etc.), significant fluctuations in U.S. or foreign markets; natural disasters, armed conflicts, governmental actions or other developments not tied directly to the securities markets.  When, in the judgment of the Adviser, such Significant Events could materially affect the values of securities held by a Fund or its liabilities, the Adviser will seek to have the security "fair valued" pursuant to Section 4 below.

SECTION 4.    FAIR VALUE DETERMINATIONS

(a)           Portfolio Investments Subject to Fair Value Determinations.  Fair Value Determinations are required for the following securities:

(i)
securities and other investments (except for interests in Portfolio Funds and the Master Fund) for which market quotations are not readily available at the Valuation Date on a particular business day (including any security or other investment for which there is a short and temporary lapse in the provision of prices by any reliable pricing source);

(ii)
securities and other investments for which, in the judgment of the Adviser, the market prices or values available do not represent the fair value of the instrument ("Price Override").  Factors which may cause the Adviser to make such a judgment include, but are not limited to, the following: only a bid price or an asked price is available; the spread between bid and asked prices is substantial; infrequency of sales; the thinness of the market; the size of reported trades; the occurrence of a Significant Event; actions of the securities or futures markets, such as the suspension or limitation of trading; and, in the case of a Portfolio Fund, if the Adviser seeks an adjustment to the estimated or final valuation provided by a Portfolio Manager or a Portfolio Fund.

(iii)	securities and other investments (other than interests in Portfolio Funds and the Master Fund) determined to be illiquid; and

(iv)
Portfolio Fund interests, in the unlikely event that a Portfolio Fund does not report a value (or a reasonable estimate thereof) to a Fund on a timely basis (within 31 days after the end of the Portfolio Fund's fiscal period).

(b)           As soon as the Adviser identifies that a Fair Value Determination will have to be made with respect to a security or other investment in accordance with Section 4 of these Procedures, it shall so inform J.D. Clark & Co., Inc. (the "Administrator") and the Principal Manager of the Fund.

(c)           Recommendations for Fair Value Determinations.  When a security or other investment for which the Adviser determines a Fair Value Determination will be required is purchased, the Adviser shall determine (and use as contemplated by Section 4(f)(i) below) a recommended method of valuation so as to reflect fair value of the security or other investment.

(d)           Review of Valuation Methodology.  For each security or other investment valued by a Fair Value Determination, the Adviser shall monitor the continuing appropriateness of the valuation methodology being used.  In the event the Adviser believes that the valuation methodology no longer reflects fair value, the Adviser shall immediately notify the Principal Manager of the Fund so that a meeting of the Committee may be called to consider appropriate action as set forth in Section 4(f)(iii) below.

(e)           Quarterly Board Reporting.  The Adviser shall provide the Board at each regularly scheduled meeting of the Board with the following information:

1.	any pricing overrides currently instituted by the Adviser (see Section 4(f)(i) below);

2.	a list of all securities and other investments that have been valued in accordance with a Fair Value Determination by the Committee;

3.	a list of all sale prices for securities and other investments valued by Fair Value Determination;

4.
information with respect to any new pricing agents sought to be utilized in valuing securities and other investments of a Funds and any problems or issues arising out of the use of any pricing agents; and

5.	such other information as the Committee, the Board or the Adviser deems relevant.

(f)           Fair Value Determination Procedures.

(i)
Initial Determinations by Adviser.  In the event a Fund holds or acquires securities or other investments for which a Fair Value Determination is required, the Adviser shall notify the Principal Manager of the Fund of the need to call a Committee meeting.  Thereafter, the Committee shall meet as soon as practicable to determine the appropriate methodology valuing the security or other investment and, in any event, shall meet before the Valuation Date.  Based on such approved methodology, the Adviser is authorized to determine the fair value of the security or other investment to be used by a Fund.  In the event the Committee is unable to meet prior to the Valuation Date, the Adviser is hereby authorized to determine the fair value for the investment (based on the principles set forth in 4(g) below), subject to the Committee's consideration and  ratification of the valuation methodology utilized at its next meeting (which shall occur as soon as reasonably practicable following the Adviser's determination.) The Adviser shall promptly transmit a "Adviser Manual Pricing Sheet" to the Administrator (Appendix A) for each such determination.

(ii)
Recommendations to Committee.  At the meeting of the Committee called for the purpose of valuing a security or other investment, a representative of the Adviser familiar with the investment shall describe to the Committee the nature of the investment, the circumstances requiring a determination by the Committee and the Adviser's recommended methodology for determining fair value.

(iii)
Committee Determination.  The Committee shall, consistent with the standards set forth herein, determine the methodology to be used in determining the fair value of a security or other investment.  In doing so, it may give appropriate weight to the recommendations of the Adviser.

(g)           Standards For Fair Value Determinations.

(i)
As a general principle, the "fair value" of a security or other investment is the amount that the Fund might reasonably expect to realize upon its current sale.  There is no single standard for determining fair value.  Rather, in determining the fair value of a security or other investment, the Adviser and the Committee shall take into account the relevant factors and surrounding circumstances, which may include: (i) the nature and pricing history (if any) of the security or other investment; (ii) whether any dealer quotations are available; (iii) possible valuation methodologies that could be used to determine fair value; (iv) the recommendation of the Adviser with respect to valuation; (v) whether the same or similar securities or other investments are held by other accounts or other funds managed by the Adviser and the valuation method used by the Adviser with respect thereto; (vi) the extent to which the fair value to be determined will result from the use of data or formulae produced by third parties independent of the Adviser; and (vii) the liquidity or illiquidity of the market for the security or other investment.

(ii)
The fair value of a Fund's interests in a Portfolio Fund will generally represent the amount that the Fund could reasonably expect to receive from the Portfolio Fund if the Fund's interests were redeemed at the time of valuation, based on information reasonably available at the time the valuation is made and that a Fund believes to be reliable.  Fair value of the Fund's interests in a Portfolio Fund, absent a current report from the Portfolio Manager, shall be based on the most recent value reported by the Portfolio Fund, as well as any other relevant information available at the time the Fund values its assets.  Any values of interests in Portfolio Funds reported as "estimated" or "final" values (using the nomenclature of the hedge fund industry) will be deemed to reasonably reflect market values of securities for which market quotations are available, or the fair value of such securities as of the Valuation Date.

(h)           Effectiveness of Committee Determinations.

(i)
Period of Effectiveness.  Determination by the Committee that a security or other investment held by a Fund should be valued in a particular manner shall be effective for all subsequent calculations of the Fund's NAV until such time as either:

1.	the Fund no longer owns the security or other investment in question;

2.	a Fair Value Determination is no longer required; or

3.	the Committee determines to modify or terminate its prior determination.

(ii)
Securities for which a Price Becomes Available.  In the event that a Fair Value Determination is no longer required for a security or other investment that has been valued by the Committee based on such a determination, the security or other investment shall be valued in accordance with Section 3.  The change in valuation may occur upon notice from the Adviser to the Administrator without further action by the Committee, although the Adviser must report the change and the circumstances warranting it to the Committee or the Board.

RAMIUS IDF LLC
RAMIUS IDF MASTER FUND LLC

VALUATION PROCEDURES

APPENDIX A

FORM OF ADVISER MANUAL PRICING SHEET
FUND: _____________________	DATE: _____________________________________________

FAX TO: ___________________	FAX NO. ([___]) [___]-[____]
PHONE ([___]) [___]-[____]

Security Description	Adviser Price	Source	Reason For Adviser Price

By:  _______________________________

A-1